June 14, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Commission Staff:

We are in receipt of your comment  letter dated June 1, 2005  regarding the Form
10-K filing for United Trust Group,  Inc. for the fiscal year ended December 31,
2004. While we have our responses prepared,  I respectfully request an extension to respond  until June 22, 2005 to enable all the  appropriate  parties  time to review and comment on the response prior to submission to the Commission staff.

Please  contact me should you have any  questions  or  concerns  regarding  this request. My telephone number is (217) 241-6300.

Sincerely,
UNITED TRUST GROUP, INC.

\s\ Theodore C. Miller

Theodore C. Miller
Sr. Vice President